Exhibit 1

Transactions in the Securities of the Issuer Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Ault Lending, LLC

Purchase of Common Stock	102,000	1.5655[1]	04/17/2026

1 The Shares were purchased by the Reporting Person in open market transactions on the transaction date, with a volume weighted average purchase price of $1.5655. The range of purchase prices on the transaction date was $1.48 to $1.5672 per share. The Reporting Person undertakes to provide, upon request by the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares purchased at each price.